FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          REPORT OF FOREIGN REGISTRANTS

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                         SECURITIES EXCHANGE ACT OF 1934


                           GRANITE MORTGAGES 01-1 PLC
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                          FIFTH FLOOR, 100 WOOD STREET,
                                LONDON EC2V 7EX,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                              22 GRENVILLE STREET,
                           ST HELIER, JERSEY JE4 8PX,
                                 CHANNEL ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                         GRANITE FINANCE FUNDING LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                        35 NEW BRIDGE STREET, 4TH FLOOR,
                          BLACKFRIARS, LONDON EC4V 6BW,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     INDICATE BY CHECK MARK WHETHER THE REGISTRANTS FILE OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                             FORM 20-F  X  FORM 40-F
                                       ---           ---

         INDICATE BY CHECK MARK WHETHER THE REGISTRANTS BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM ARE ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES    NO  X
                                    ---    ---

     On March 26, 2001, Granite Mortgages 01-1 plc issued and sold certain notes under Registration Statement No. 333-13242. Certain master trust documents which have been amended and restated on or about September 23, 2002, the provisions of which apply to Granite Mortgages 01-2 plc, are annexed hereto as Annex A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 01-1 PLC


                                     By:  /s/ Clive Rakestrow

                                     Name:  Clive Rakestrow, Representing
                                              Securitisation Director No. 1
                                              Limited

                                     Title:  Director

Date: October 3, 2002

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Nigel C. Bradley

                                     Name:  Nigel C. Bradley

                                     Title:  Director

Date:  October 3, 2002

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Richard Gough

                                     Name:  Richard Gough

                                     Title:  Director

Date:  October 3, 2002

                                     ANNEX A

                                  EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION OF EXHIBIT

4.2          Fourth Amended and Restated Mortgages Trust Deed
10.5.1       Third Amended and Restated Master Definitions Schedule